Exhibit 2

WESTPAC BANKING CORPORATION

A-IFRS UPDATE AND CHANGES TO BE MADE TO INTERIM RESULTS

ANNOUNCEMENT CHANGES

1.              Changes to previous A-IFRS disclosures

Westpac provided details of how it expected that A-IFRS would impact its results in September 2005 at a dedicated A-IFRS workshop. At the workshop the key A-IFRS changes to Westpac’s financial reports, and the estimated aggregate impact on reported profit, were outlined. A copy of that presentation is available on Westpac’s website.

At the announcement of Westpac’s 2005 full year results on 2 November 2005, that prior analysis was updated to incorporate additional clarification of expected A-IFRS impacts. At that time we estimated key impacts on our 2005 financial statements, would include:

•                  Excluding volatile items Westpac’s “…cash earnings would be around 3% lower under A-IFRS”. This outcome was due principally to the recognition of share based payments as an expense and the deferral of certain income; and

•                  Westpac’s book equity would decline by between $10m and $510m and the Tier 1 and ACE capital levels would change by between a decline of $300m to an increase of $200m.

Westpac has now finalised the impacts of A-IFRS on its 2005 financial statements. Explanations of the A-IFRS transition adjustments are contained in the A-IFRS Transition Report, which has been attached as Appendix 1.

A summary of the major impacts include:

•                  Cash earnings for 2005 on an A-IFRS basis of $2,804 million (excluding AASB 132 and AASB 139 and non reoccurring items) would have been 2% lower than cash earnings previously reported under AGAAP; and

•                  Westpac’s book equity for 2005 would have been $301million lower and the estimated Tier 1 capital and Adjusted Common Equity (ACE) would have been $495m lower than reported under A-GAAP.

A summary of A-IFRS Impacts on Westpac’s reported results for the year ended 30 September 2005, compared to our previous disclosures in November 2005, is as follows:

	2 November 2005 disclosures		Updated disclosures
	Net Profit After Tax	Cash Earnings	Net Profit After Tax	Cash Earnings
	$’m	$’m	$’m	$’m
Reported Results -AGAAP	2,818	2,874	2,818	2,874
Hybrid Equity	(164)	—	(186)	—
Goodwill	149	(19)	149	(19)
Share Based Payments	(57)	(57)	(57)	(57)
Treasury Shares	(32)	—	(32)	—
Other	15	15	6	6
A-IFRS Reported Results at 30 September 2005	2,729	2,813	2,698	2,804

A detailed breakdown of these changes (excluding the impact of AASB 132 and AASB 139 and new Insurance standards) is in our transition report.

In addition, we have updated the assessed impact on our 2005 reported results for last year for quantifiable pro-forma impacts associated with the prospective introduction of AASB 132, AASB 139 and Insurance standards consistent with the basis disclosed to the market on 2 November 2005

	2 November 2005 disclosures		Updated disclosures
	Net Profit After Tax	Cash Earnings	Net Profit After Tax	Cash Earnings
	$’m	$’m	$’m	$’m
A-IFRS Reported Results at 30 September 2005	2,729	2,813	2,698	2,804
Add back Goodwill impact included above that is non- recurring		19		19
	2,729	2,832	2,698	2,823
Assessed AASB 132/139 and Insurance standards impacts
Pro-forma Fee revenue/ Deferred Acquisition Costs	(38)	(38)	(18)	(18)

Estimated A-IFRS results on a basis consistent with 2 November disclosures	2,691	2,794	2,680	2,805
Percentage change on AGAAP	4.5%	2.8%	4.9%	2.4%

The major change from the November disclosures is a reassessment of the impact of effective yield/fee revenue impacts on reported earnings. The above information does not include the impacts of fair value/hedge accounting and credit provisioning.

A summary of the impacts on Westpac’s total equity as at 1 October 2005, compared to our November disclosure, is as follows:

	2 November 2005 disclosures	Updated disclosures
Equity attributable to equity holders of Westpac- AGAAP at 30 September 2005	16,364	16,364

Fee Revenue/Deferred Acquisition Costs	(364)	(362)
Fair Value/Hedging	(40)	(84)
Goodwill	146	146
Treasury Shares	(97)	(97)
Defined Benefit plans	(245)	(245)
Credit Provisioning		396
Other	(38)	(55)
Impact on Westpac book equity (excluding hybrids)	(638)	(301)

Hybrid Equity	(2,476)	(2,476)

Equity attributable to equity holders of Westpac- A-IFRS at 1 October 2005	13,250	13,587

The major changes are:

•                  Finalisation of our methodology for determining credit provisioning (refer page 5); and

•                  Reassessment of the impact of fair value/ hedge accounting on transition.

A detailed breakdown of these changes can be found in our Transition Report in Appendix 1.

The key impacts on our capital position at 1 October 2005, compared to our 2 November 2005 update, are also disclosed below:

Estimated capital impacts at 30 September 2005	ACE(1)	Tier 1	Tier 2
	$’m	$’m	$’m
Fee revenue	(50)	(50)	—
Software capitalisation	(450)	(450)	—
Defined benefit plans	(270)	(270)	—

Credit provisioning(2)	275	275	(395)
Total	(495)	(495)	(395)

(1) Assumes rating agencies adjust ACE to follow Australian prudential treatment

(2) Credit provisioning less capital deductions

400	400	(400)
(125)	(125)	5
275	275	(395)

The major changes since our 2 November 2005 disclosure have been the introduction of an additional regulatory capital deduction for capitalised software and clarification of credit provisioning, together with some recent guidance on the treatment of fee deferrals.

As part of our finalisation of impairment losses on loans, we have determined that it is appropriate to hold an additional reserve above that calculated under A-IFRS. This has been calculated at $80m as at 1 October 2005, and is included in the assessed capital deductions associated with credit provisioning, along with other impacts on future income tax assets arising from the provisioning changes that are capital deductions.

APRA has indicated that regulatory capital impacts arising from the introduction of A-IFRS (shown on the previous page) will apply from 1 July 2006, and will be subject to transitional arrangements to be agreed with APRA. Accordingly, while we have assessed the impact of these changes they will not appear in our reported capital calculations in our interim results announcement.

2.              Bad and doubtful debts (classified as ‘Impairment losses on loans’ under A-IFRS)

Under A-IFRS Westpac has moved from using an “expected loss model” to an “incurred loss model” to estimate bad and doubtful debt charges and related balance sheet provisions.

More specifically, the previous approach under AGAAP, of calculating specific and general provisions, will be replaced by an approach that calculates provisions that are individually assessed (similar to AGAAP specific provisions) and collectively assessed.

Significant differences between the two approaches include:

•                  a requirement under A-IFRS that expected cash flows be discounted at the effective yield rate when calculating provisions; and

•                  the use under A-IFRS of loss rates reflecting current experience and economic conditions, rather than being based on long run average rates used in the prior AGAAP methodology.

On 1 October 2005, the application of A-IFRS standards impacting credit provisioning (AASB 132 and AASB 139) had the following impacts on opening balances:

•                  Total bad debt provisions fell by $547 million, from $1,729 million to $1,182 million;

•                  The total $1,182m includes provisions held for off-balance sheet facilities reclassified to liabilities of $144 million; and

•                  Loans previously written off being reinstated on the balance sheet, of $38 million.

The net impact of these changes and other minor adjustments is to increase net loans and acceptances by $729m and increase shareholders equity by $396m. As noted above, we have assessed the impact on capital to be an increase in Adjusted Common Equity and Tier One capital of approximately $275m.

In 2005, as the application of the A-IFRS standards relating to credit provisioning were not in place, the charge for Impairment losses on loans in the income statement will be the same as the provision for bad and doubtful debts under the previous AGAAP methodology.

For the six months ended 31 March 2006, the A-IFRS standards impacting credit provisioning apply for the first time. As a result, the 1H06 Impairment losses on loans cannot be strictly compared to those reported in 2005. At a Group level, we will quantify the impacts of the change in methodology on the charge for the half. The impact of the interest movement arising on the application of the standards will also be separately identified. However, we will continue to monitor and assess the adequacy of provisioning and credit quality using the same key credit indicators as were provided under the previous AGAAP.

3.              Impact on Westpac’s key performance measures

The change to A-IFRS will not only have an impact on reported performance, it will also require the resetting of a number of key performance indicators.

We have also taken the opportunity to reassess the methodology used to determine certain key performance indicators following the introduction of A-IFRS.

3.1 Changes to key metrics

Changes to key metrics include:

Twelve months to 30 September 2005	Previously reported AGAAP	Statutory A-IFRS
Net profit after tax ($m)	2,818	2,698
Cash earnings ($m)	2,874	2,804
Cash earnings per share (cents)	155.3	151.5
Economic profit ($m)	1,875	2,033
Cash return on equity (%)	21.4	22.2
Dividend payout ratio (%)	64.4	66.0
Net tangible assets per ordinary share ($)	6.21	5.69

Expense to income ratio (%)	46.6	47.7
Net interest margin (%)	2.50	2.45

Further details of the changes in these KPI’s is contained in the Transition Report in Appendix 1.

3.2 Calculation of cash earnings

Under the previous AGAAP methodology an industry standard evolved for reporting ‘Cash earnings’, a measure that more effectively reflects the cash available for ordinary shareholders than that of net profit.

While A-IFRS seeks to standardise the reporting of companies globally, its application produces some anomalies for financial services companies, such that reported profit does not fully reflect the cash available for ordinary shareholders. Accordingly, Westpac will continue to produce and report a ‘Cash earnings’ measure to provide a more accurate reflection of its underlying performance.

In 2005, Westpac produced a proposed methodology for cash earnings and then sought industry feedback on this approach.

Following this period of consultation, Westpac will calculate cash earnings by adjusting net profit after tax for the following:

•                  The impact of treasury shares on earnings;

•                  New Zealand Class Shares distributions (which are classified as Hybrid distributions and therefore as outside equity interests under A-IFRS in our comparative results, prior to conversion to ordinary Westpac shares in July 2005); and

•                  Any revaluation changes on derivatives that hedge Westpac’s hybrid equity instruments, for which hedge accounting treatment under A-IFRS is unavailable. For 2005 this adjustment applied to the cross currency swap hedging the Trust Preferred Securities (TPS) 2004. For the six months ended 31 March 2006 an adjustment is also required for an interest rate swap hedging the TPS 2003 hybrid instrument.

For individual operating business units, these adjustments have no impact and cash earnings is equivalent to net profit after tax. This is because we seek to neutralise the above detailed impacts in the reporting of our operating business units, and use the Group Business Unit to absorb the respective adjustments.

3.3 Average ordinary equity

Previously the equity basis for return on equity calculations, and the equity charge calculated in economic profit was performed using average adjusted ordinary equity. This was calculated as ‘average ordinary equity plus average accumulated goodwill amortisation, less the average estimated dividend net of estimated dividend reinvestment’. This methodology has been updated so that the equity charge is now calculated based on average ordinary equity, which is calculated as ‘average total equity less average outside ordinary equity interests, less the average balance of the cash flow hedging reserve’ (which only applies from 1 October 2005).

The change in methodology was made as, under A-IFRS, goodwill amortisation will cease and goodwill will only be adjusted if impaired. Additionally, the impact of estimated dividends was removed to simplify the calculation as it does not have a material impact on a year on year basis. We will be using actual dividends paid in the calculation going forward.

3.4 Economic profit

The calculation of economic profit under A-IFRS is impacted by changes to the methodology for determining cash earnings and average ordinary equity as noted above. In addition, we have reviewed the cost of capital used to calculate the equity charge. Previously the cost of capital was determined as 11.6%. It has now been reassessed at 10.5%, reflecting a lower risk free rate and an update in Westpac’s Beta, defined as the risk to a diversified investor of investing in the company, relative to the risk of investing in the market as a whole. Comparative data will be restated to effect this change from the 2005 year.

4                 Managing the transition to A-IFRS

4.1 Reported results

As Westpac will be reporting results in accordance with A-IFRS on a continuing basis we have taken the approach, where possible, to report all components of our earnings on an A-IFRS basis.

However, this approach has its challenges, particularly when looking at comparative data and across individual profit and loss lines. More specifically, in the transition to A-IFRS, companies are required to produce their statutory accounts to include all A-IFRS standards for 2006, while for 2005 restated numbers, exemptions were available such that certain standards need only be applied from 1 October 2005, including AASB 132 and AASB 139 and certain Insurance standards. Westpac chose to apply these exemptions and therefore the impacts of the standards are being applied for the first time for our results for the six months ended 31 March 2006.

AASB 132 and AASB 139, for Westpac relate, specifically to:

•                  Credit provisioning;

•                  Reclassification of and re-measurement of financial instruments;

•                  The application of hedge accounting rules with respect to certain derivative financial instruments; and

•                  The deferral of certain fees included in non-interest income and their recognition in interest income on an effective yield basis

AASB 4, AASB 1023 and AASB 1038 deal with Insurance and for Westpac, specifically relate to the change in the recognition of deferred acquisition costs.

Given the impact these standards have on financial services companies, their introduction will have a significant impact on the composition of the reported financial results and interpretation of the inter-period movements. To enable the market to compare the components of earnings on a consistent basis, we have decided that, while reported cash earnings will be our focus, where significant, we will provide reconciling data for the results for the six months ended 31 March 2006 to demonstrate the impact of those standards applicable from 1 October 2005. Westpac’s results for the six months ended 31 March 2006 will therefore be able to be analysed on a comparable basis with results for the six months ended 31 March 2005 and 30 September 2005. We have adopted this approach because our methodologies and processes to transition to A-IFRS were not finalised until second half of 2005 and transactions for the 2005 financial year (particularly hedging transactions) were not documented in accordance with these standards. To estimate the impact of these standards on prior period results would have involved significant management judgement which we believe would have been inappropriate.

In addition to the above, we will be providing certain Group comparatives on the prior AGAAP basis. However, these will appear as appendices to our profit announcement and we will avoid reference to these numbers in our commentary and reporting metrics.

5                 Changes to prior period comparatives due to Business Unit Composition and data reclassifications

With the integration of BT Financial Group (BTFG) being completed in 2005 and following changes in the internal structure of Business and Consumer Banking (BCB), Westpac took the opportunity to review the reporting lines of key businesses to ensure they were located in divisions that:

•                  Best aligned our customer segments with the business unit (and hence allow a better customer service to be provided);

•                  Leveraged off the businesses’ key competencies; and

•                  Provided the greatest opportunities for the achievement of business synergies.

Following this review, the following changes have been implemented:

•                  BCB will now report financial statements for its overall business, along with two new segments ‘Business Financial Services and ‘Consumer Financial Services’. This breakdown replaces the previous segregation into distinct Business and Consumer product and distribution businesses;

•                  To better align our banking and wealth creation/protection businesses BCB’s insurance operations (both general insurance and mortgage insurance) have been transferred to BTFG. BTFG has combined these businesses with its existing life and income protection operation to create a single insurance division;

•                  Westpac’s international operations, which provide international trade and payment solutions across all customer segments, have been transferred from our Institutional Bank to BCB, to better reflect where the majority of its business is conducted; and

•                  To clearly demonstrate to the market the impact of Structured Finance deal run off in prior comparative periods, we will disclose our Westpac Institutional bank in two components, Institutional Bank and Structured Finance.

In addition to the above, a review of Westpac’s treasury operations has resulted in:

•                  Group Treasury assuming responsibility for the treasury operations of New Zealand Banking; and

•                  A reassessment of the way Treasury charges business units for their funding. An outcome of this change is a reduction in the funding costs charged to individual business units (predominantly BCB). This approach more accurately reflects the value created in those business units through the use of these funds.

As a result of the changes in our methodology for calculating average ordinary equity and economic profit, the reported return on average ordinary equity, cash return on average ordinary equity and economic profit for the Group have been restated. For individual business units, we have adjusted the cost of capital and made some amendments to the way capital is allocated between business units.

For all of the above changes there is no impact on Westpac’s overall previously reported Group earnings or key performance metrics other than noted above. While these changes have been implemented over the past 6 months their impacts have also been restated, where appropriate, in prior comparative periods.